UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 31, 2007

IDEXX LABORATORIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**000-19271**	**01-0393723**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

207-556-0300
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. to Form 8-K):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01   Completion of Acquisition or Disposition of Assets.

On January 31, 2007, IDEXX Laboratories, Inc. and its subsidiaries, IDEXX Sciences, Inc. and IDEXX Sciences GmbH (together, the "Company" or "IDEXX"), completed its previously announced acquisition (the "Acquisition") of the assets of the Critical Care Division of Osmetech plc, Osmetech Technology Inc., Osmetech Inc. and Osmetech GmbH (collectively, "Osmetech"). Osmetech's Critical Care Division develops, manufactures and sells electrolyte and blood gas analyzers and related consumable products. The acquired assets include trade receivables, inventory, fixed assets, other operating assets and intellectual property. The aggregate purchase price paid by IDEXX for the Acquisition consisted of $44.9 million in cash, plus the assumption by IDEXX of liabilities of approximately $2.2 million, consisting primarily of accounts payable, operating liabilities, leases and contractual liabilities. The purchase price is subject to a post-closing adjustment based on the Critical Care Division's net asset value as of the closing date of the Acquisition.

The foregoing description of the terms of the Acquisition is not complete and is qualified in its entirety by reference to the Purchase and Sale Agreement entered into between IDEXX and Osmetech, which was filed as Exhibit 2.1 to IDEXX's report on Form 8-K dated December 15, 2006 filed with the U.S. Securities and Exchange Commission on December 21, 2006, and which is incorporated herein by reference.

The terms of the Acquisition were determined on the basis of arm's-length negotiations. Prior to the completion of the Acquisition, IDEXX purchased all of its VetStat® electrolyte and blood gas analyzers and consumables from Osmetech Inc., a wholly owned subsidiary of Osmetech plc, and also engaged Osmetech Inc. for the development and supply of next generation analyzer and consumables technologies. Other than with respect to the Acquisition, the Company does not believe that there is any material relationship between Osmetech and the Company or any of the Company's affiliates, or any director or officer of the Company, or any associate of any such director or officer.

A portion of the purchase price for the Acquisition was funded from borrowings by IDEXX under a credit facility with JPMorgan Chase Bank, National Association, as administrative agent, and JPMorgan Chase Bank, National Association, Toronto Branch, as Toronto agent.

Item 9.01.   Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired

Not applicable.

(b) Pro Forma Financial Information

Not applicable.

(d) Exhibits

See the Exhibit Index attached to this Report, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IDEXX LABORATORIES, INC.

Date: February 6, 2007   By: /s/ Conan R. Deady
                                              Conan R. Deady
                                              Corporate Vice President, General Counsel &
                                              Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Purchase and Sale Agreement among Osmetech plc, Osmetech Inc., Osmetech Technology Inc. and Osmetech GmbH and IDEXX Sciences, Inc. and IDEXX Laboratories, Inc. dated as of December 15, 2006 is incorporated herein by reference to Exhibit 2.1 of the IDEXX Laboratories, Inc. Current Report on Form 8-K dated December 15, 2006 (File No. 000-19271)[1]

[1] The schedules to the Purchase and Sale Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of such schedules to the SEC upon request.